COBHAM


08003351

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/21013

13th June 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. General Purposes Committee resolution allotting securities dated 28 May 2008.
2. General Purposes Committee resolution allotting securities dated 12 June 2008.
3. Notice of allotment of shares or securities on Form 88(2) dated 28 May 2008.
4. Notice of allotment of shares or securities on Form 88(2) dated 28 May 2008.
5. Notice of allotment of shares or securities on Form 88(2) dated 12 June 2008.
6. Stock Exchange announcement dated 27 May 2008 relating to holding(s) in company.
7. Stock Exchange announcement dated 3 June 2008 relating to total voting rights.
8. Stock Exchange announcement dated 4 June 2008 relating to completion of acquisition.
9. Stock Exchange announcement dated 12 June 2008 relating to contract win.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

E Evans
Chief Legal Officer & Company Secretary

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 28th May 2008

Present:	A E Cook	-	Chairman
	W G Tucker		
In attendance:	J Douglas	-	Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedules received from the Yorkshire Building Society dated 15th, 16th & 28th May 2008, had given notice to the company (such notice being accompanied by the appropriate subscription price of £5530.42, £2009,46 £10,706.20 and £11,618.97 respectively) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 29,355 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedules dated 15th,16th & 28th May 2008 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.



....
Chairman

Closure Reports dated 15th & 16th May 2008

Originator: Yorkshire Building Society

AccountNumber	GrantDate	Term	Option Price	Share Premium	Title	Surname	Initials	EmployeeNumber	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
008870836965	161104	3	1.076	1.051	MR	JARVIS	PJ	736	380	408.88	WILBY	84 CHALKLANDS	BOURNE END	SL8 5TJ	PAUL JOHN	CEL
004829797863	141102	5	0.769	0.744	MR	VATCHER	WR	4534	6660	5121.54	11 SOMERSET ROAD	CHRISTCHURCH		BH23 2ED	WILLIAM ROY	FRL
Total									7040	£5,530.42						
005174611264	141103	5	0.939	0.914	MR	YOUNG	HM	867	2140	2009.46	WHITE HORSE	MARRICK	RICHMOND	DL11 7LQ	HOWARD MIC	FRAT
Total									2140	£2,009.46						
								TOTAL:	9180	£7,539.88						

Closure Report dated 28th May 2008																
Originator:	Yorkshire Building Society															
Maturities:																
AccountNumber	GrantDate	Term	Price	Premium	Title	Surname	Initials	EmployeeNumber	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
008869992065	161104	3	1.076	1.051	MR	HENSTRIDGE	R	564	1400	1506.40	79 GREEN LANE	BOURNEMOUTH		BH10 5LE	ROBERT	FRA
008870095365	161104	3	1.076	1.051	MRS	KERRIGAN	LA	1723	3980	4282 48	1 HARRIERS CLOSE	HIGHCLIFFE	CHRISTCHURCH	BH23 4SL	LINDA ANN	FRA
008879212265	161104	3	1.076	1.051	MR	LAWRIE	GD	7304	1760	1893.76	12 WOODVILLE GARDENS	NAIRN		IV12 4QJ	GORDON	FRAS
008870721465	161104	3	1.076	1.051	MR	WRIGHT	DAW	6781	2810	3023 56	7 UPPER STREET	WEST HARNHAM	SALISBURY	SP2 8LT	DENE	FRL
Totals									9950	£10,706.20						
Earlies:																
AccountNumber	GrantDate	Term	OptionPrice		Title	Surname	Initials	EmployeeNumber	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
006634342167	061106	3	1.53	1.505	MRS	KERRIGAN	LA	1723	651	996 03	1 HARRIERS CLOSE	HIGHCLIFFE	CHRISTCHURCH	BH23 4SL	LINDA ANN	FRA
005775888066	151105	3	1.24	1.215	MRS	KERRIGAN	LA	1723	1492	1850 08	1 HARRIERS CLOSE	HIGHCLIFFE	CHRISTCHURCH	BH23 4SL	LINDA ANN	FRA
006634966767	061106	5	1.53	1.505	MR	MARSH	T	4333	444	679 32	117 CLARENDON ROAD	BROADSTONE		BH18 9HU	TIMOTHY	FRL
005175250364	141103	5	0.939	0 914	MR	MARSH	T	4333	3220	3023.58	117 CLARENDON ROAD	BROADSTONE		BH18 9HU	TIMOTHY	FRL
005776935166	151105	5	1.24	1.215	MR	MARSH	T	4333	1010	1252.40	117 CLARENDON ROAD	BROADSTONE		BH18 9HU	TIMOTHY	FRL
008871018565	161104	5	1.076	1.051	MR	MARSH	T	4333	2490	2679.24	117 CLARENDON ROAD	BROADSTONE		BH18 9HU	TIMOTHY	FRL
005777014766	151105	3	1.24	1.215	MR	STARKS	KR	5913	918	1138 32	130 HASLER ROAD	POOLE		BH17 9AW	KEITH ROBERT	FRL
Totals									10225	£11,618.97						
								Total:	20175	£22,325.17						

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 12th June 2008

Present:	A E Cook	-	Chairman
	W G Tucker		
In attendance:	J Douglas	-	Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedules received from the Yorkshire Building Society dated 11th June, had given notice to the company (such notice being accompanied by the appropriate subscription price of £14,754.54) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 15,273 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedules dated 11th June 2008 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.



....

Chairman

Originator: Yorkshire Building Society
Closure report dated: 11th June 2008

Maturities:

AccountNumber	GrantDate	Term	Option Price	Share Premium	Title	Surname	Initials	EmployeeNumber	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
008870155065	161104	3	1.076	1.051	MRS	BOWES	E	1138	2110	2,270.36	26 PRIORY GARDENS	WILLINGTON	CROOK	DL15 0UY	ELIZABETH	FRA
008870912865	161104	3	1.076	1.051	MR	LEWIS	J	0050	880	946.88	34 ERNLOUEN CLOSE	BLACKBURN		BB2 5BS	JOHN	CDC
001226201961	061100	7	0.836	0.811	MR	PEDLEY	AE		4390	3,670.04	56 SULLINGTON ROAD	SHEPSHED	LEICESTER	LE12 9JG	ANTHONY ERNEST	CCL
008870816465	161104	3	1.076	1.051	MR	QURBAN	IM	694	1760	1,893.76	43 CLARE ROAD	MAIDENHEAD		SL6 4DW	IMRAN MOHAMMAD	CEL
Totals									**9140**	**£8,781.04**						

Earlies:

AccountNumber	GrantDate	Term	Option Price	Share Premium	Title	Surname	Initials	EmployeeNumber	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
005174177364	141103	5	0.939		MISS	KAY	CE	0044	2760	2,591.64	8 CAMBRIDGE STREET	DARWEN		BB3 3JH	CHRISTINE ELAINE	CDC
005773803066	151105	3	1.24		MISS	KAY	CE	0044	713	884.12	8 CAMBRIDGE STREET	DARWEN		BB3 3JH	CHRISTINE ELAINE	CDC
005175577464	141103	5	0.939		MRS	MOREY	A	1562	2660	2,497.74	FLAT 28	CASTLE HOUSE	CASTLE WAY	SO14 2BP	ANNE	RACAL
Totals									**6133**	**£5,973.50**						
								Totals:	**15273**	**£14,754.54**						

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

File No. 8234923

RECEIVED

2008 JUN 19 P 12:[illegible]

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	28	05	2008			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	29,355		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (*List joint share allotments consecutively*) File No. 8234923

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 20,175
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 9,180
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 28/05/08

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ELEANOR EVANS, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Closure Reports dated 15th & 16th May 2008

Originator: Yorkshire Building Society

AccountNumber	GrantDate	Term	Option Price	Share Premium	Title	Surname	Initials	EmployeeNumber	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
008870836965	161104	3	1.076	1.051	MR	JARVIS	PJ	736	380	408.88	WILBY	84 CHALKLANDS	BOURNE END	SL8 5TJ	PAUL JOHN	CEL
004829797863	141102	5	0.769	0.744	MR	VATCHER	WR	4534	6660	5121.54	11 SOMERSET ROAD	CHRISTCHURCH		BH23 2ED	WILLIAM ROY	FRL
Total									**7040**	**£5,530.42**						
005174611264	141103	5	0.939	0.914	MR	YOUNG	HM	867	2140	2009.46	WHITE HORSE	MARRICK	RICHMOND	DL11 7LQ	HOWARD MICI	FRAT
Total									**2140**	**£2,009.46**						
								TOTAL:	**9180**	**£7,539.88**						

Closure Report dated 28th May 2008																
Originator:	Yorkshire Building Society															
Maturities:																
AccountNumber	GrantDate	Term	Price	Premium	Title	Surname	Initials	EmployeeNumber	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
008869992065	161104	3	1.076	1.051	MR	HENSTRIDGE	R	564	1400	1506.40	79 GREEN LANE	BOURNEMOUTH		BH10 5LE	ROBERT	FRA
008870095365	161104	3	1.076	1.051	MRS	KERRIGAN	LA	1723	3980	4282.48	1 HARRIERS CLOSE	HIGHCLIFFE	CHRISTCHURCH	BH23 4SL	LINDA ANN	FRA
008879212265	161104	3	1.076	1.051	MR	LAWRIE	GD	7304	1760	1893.76	12 WOODVILLE GARDENS	NAIRN		IV12 4QJ	GORDON	FRAS
008870721465	161104	3	1.076	1.051	MR	WRIGHT	DAW	6781	2810	3023.56	7 UPPER STREET	WEST HARNHAM	SALISBURY	SP2 8LT	DENE	FRL
Totals									9950	£10,706.20						
Earlies:																
AccountNumber	GrantDate	Term	OptionPrice		Title	Surname	Initials	EmployeeNumber	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
006634342167	061106	3	1.53	1.505	MRS	KERRIGAN	LA	1723	651	996.03	1 HARRIERS CLOSE	HIGHCLIFFE	CHRISTCHURCH	BH23 4SL	LINDA ANN	FRA
005775888066	151105	3	1.24	1.215	MRS	KERRIGAN	LA	1723	1492	1850.08	1 HARRIERS CLOSE	HIGHCLIFFE	CHRISTCHURCH	BH23 4SL	LINDA ANN	FRA
006634966767	061106	5	1.53	1.505	MR	MARSH	T	4333	444	679.32	117 CLARENDON ROAD	BROADSTONE		BH18 9HU	TIMOTHY	FRL
005175250364	141103	5	0.939	0.914	MR	MARSH	T	4333	3220	3023.58	117 CLARENDON ROAD	BROADSTONE		BH18 9HU	TIMOTHY	FRL
005776935166	151105	5	1.24	1.215	MR	MARSH	T	4333	1010	1252.40	117 CLARENDON ROAD	BROADSTONE		BH18 9HU	TIMOTHY	FRL
008871018565	161104	5	1.076	1.051	MR	MARSH	T	4333	2490	2679.24	117 CLARENDON ROAD	BROADSTONE		BH18 9HU	TIMOTHY	FRL
005777014766	151105	3	1.24	1.215	MR	STARKS	KR	5913	918	1138.32	130 HASLER ROAD	POOLE		BH17 9AW	KEITH ROBERT	FRL
Totals									10225	£11,618.97						
								Total:	20175	£22,325.17						

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	12	06	2008			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	15,273		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address UK Postcode	Class of shares allotted Ordinary 2.5p, £,	Number allotted 15,273
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed  Date 12/6/08

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ELEANOR EVANS, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Originator: Yorkshire Building Society																
Closure report dated: 11th June 2008																
Maturities:																
			Option	Share												
AccountNumber	GrantDate	Term	Price	Premium	Title	Surname	Initials	EmployeeNumber	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
008870155065	161104	3	1.076	1.051	MRS.	BOWES	E	1138	2110	2,270.36	26 PRIORY GARDENS	WILLINGTON	CROOK	DL15 0UY	ELIZABETH	FRA
008870912865	161104	3	1.076	1.051	MR	LEWIS	J	0050	880	946.88	34 ERNLOUEN CLOSE	BLACKBURN		BB2 5BS	JOHN	CDC
001226201961	061100	7	0.836	0.811	MR	PEDLEY	AE		4390	3,670.04	56 SULLINGTON ROAD	SHEPSHED	LEICESTER	LE12 9JG	ANTHONY ERNEST	CCL
008870816465	161104	3	1.076	1.051	MR	QURBAN	IM	694	1760	1,893.76	43 CLARE ROAD	MAIDENHEAD		SL6 4DW	IMRAN MOHAMMAD	CEL
Totals									9140	£8,781.04						
Earlies:																
			Option	Share												
AccountNumber	GrantDate	Term	Price	Premium	Title	Surname	Initials	EmployeeNumber	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
005174177364	141103	5	0.939		MISS	KAY	CE	0044	2760	2,591.64	8 CAMBRIDGE STREET	DARWEN		BB3 3JH	CHRISTINE ELAINE	CDC
005773803066	151105	3	1.24		MISS	KAY	CE	0044	713	884.12	8 CAMBRIDGE STREET	DARWEN		BB3 3JH	CHRISTINE ELAINE	CDC
005175577464	141103	5	0.939		MRS	MOREY	A	1562	2660	2,497.74	FLAT 28	CASTLE HOUSE	CASTLE WAY	SO14 2BP	ANNE	RACAL
Totals									6133	£5,973.50						
								Totals:	15273	£14,754.54						

Regulatory Announcement



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Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	18:25 27-May-08
Number	3511V18

RNS Number : 3511V
Cobham PLC
27 May 2008

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	COBHAM PLC

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	

3. Full name of person(s) subject to notification obligation:	AVIVA PLC & ITS SUBSIDIARIES
4. Full name of shareholder(s) (if different from 3):	REGISTERED HOLDER: BNY NORWICH UNION NOMINEES LIMITED 11,250,016*

	BT GLOBENET NOMINEES LIMITED 3,720* CHASE GA GROUP NOMINEES LIMITED 23,336,656* CHASE NOMINEES LIMITED 2,595,192* CUIM NOMINEE LIMITED 8,077,423* VIDACOS NOMINEES LIMITED 151,617* *DENOTES DIRECT INTEREST
5. Date of transaction (and date on which the threshold is crossed or reached if different):	22 MAY 2008
6. Date on which issuer notified:	27 MAY 2008
7. Threshold(s) that is/are crossed or reached:	4% TO 3% CHANGE AT DIRECT INTEREST LEVEL

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transa**		
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**	
				Direct	**Indirect**
GB00BO7KD360	55,962,356	55,962,356	45,414,624	45,414,624	NOT DISCLOSABLE

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percentage of voting rights**

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
45,414,624	3.99%

9. Chain of controlled undertakings through which the voting rights and /or thi financial instruments are effectively held, if applicable:
SEE SECTION 4

Proxy Voting:	
10. Name of proxy holder:	SEE SECTION 4
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	FIGURES ARE BASED ON A TOTAL NUMBER OF VOTING RIGHTS OF 1,137,679,733
14 Contact name:	NEIL WHITTAKER
15. Contact telephone name:	01603 684420

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Cobham PLC
TIDM	COB
Headline	Total Voting Rights
Released	12:11 03-Jun-08
Number	8400V12

RNS Number : 8400V
Cobham PLC
03 June 2008

Cobham plc - total voting rights

In accordance with the Transparency Directive's provisions, the company advises that as at the date of this announcement it has:

Ordinary shares

- 1,137,742,266 ordinary shares of 2.5p nominal value each with voting rights admitted to trading. No ordinary shares are held in treasury. The total number of voting rights in respect of the ordinary shares is 1,137,742,266.

Preference shares

- 19,700 preference shares of £1 nominal value each with voting rightsadmitted to trading. No preference shares are held in treasury. The totalnumber of voting rights in respect of the preference shares is 19,700,

The above figures may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Cobham plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Cobham PLC
TIDM	COB
Headline	Completion of acquisition
Released	07:00 04-Jun-08
Number	9148V07

RNS Number : 9148V
Cobham PLC
04 June 2008

4 June 2008

COBHAM COMPLETES PURCHASE OF US INTELLIGENCE AND MISSILE DEFENCE COMPANY

Further to the announcement of 16 January 2008,Cobham plc ('Cobham') completed the purchase of SPARTA Inc. ('SPARTA') on 3 June 2008. The cash consideration of up to US$407 million is US$9 million lower than previously announced reflecting SPARTA's updated closing balance sheet position. An immediate net cash payment of US$363 million has been made with the balance of up to US$44 million to be paid over the next three years to employee holders of unvested options who remain with the company.

SPARTA, a US$300 million revenue business, brings to Cobham a unique and distinct set of System Engineering and Technical Assistance ('SETA') capabilities in Missile Defence and Intelligence. It transforms Cobham's position in the high growth US Intelligence market and presents further growth opportunities in the technical services, Intelligence, Electronic Signals Intelligence ('ELINT') and Signals Intelligence ('SIGINT') markets. It adds technology focused systems engineering and support capabilities underpinning through-life programmes, which are increasingly desired by customers across all defence markets. These skills can be used across a number of Cobham's businesses where such support

capability is becoming increasingly important.

Further, Cobham is pleased to confirm the appointment of Rear Admiral Tim Heely US Navy (Ret.) as President of SPARTA. Tim recently left the Navy after 33 years in senior leadership positions. His last appointment was overseeing 10 programme offices for the Navy including all strike weapons and unmanned aviation vehicles and systems. Prior to this, he was Commander, Naval Aviation Research and Engineering with responsibility for the operation, development, improvement and engineering support of all US Navy and Marine Corps aircraft. He holds an MS in Aeronautical Engineering and a BS in American Political Systems.

AsSPARTA is primarily engaged in classified work, three senior 'Outside Directors' have been nominated to the Board of Cobham North America, the SSA ('Special Security Agreement') company that owns SPARTA. Once approved by the US Government and appointed to the Cobham North America Board, they will provide assurance on security matters and strategic guidance on defence and market trends and are: Lieutenant General G. Thomas McInerney USAF (Ret.); James L. Wolbarsht; and Vice Admiral William C. Bowes US Navy (Ret.). Brief details on each are appended to this document.

The acquisition is consistent with Cobham's stated strategy of increasing shareholder value through organic growth and selective, value enhancing acquisitions in aerospace and defence markets. The acquisition will be earnings enhancing in 2008.

Allan Cook, Cobham Chief Executive, said:

"We are absolutely delighted to announce the completion of the acquisition of SPARTA, a company working in areas of great critical importance to the US military and intelligence communities and having considerable technology and customer overlap with our existing businesses.

We are also extremely fortunate to be able to welcome Tim Heely as President, and are looking forward to welcoming Thomas McInerney, James Wolbarsht and William Bowes as

'Outside Directors', all of whom have a great wealth of experience at the highest levels of military and business, which will be absolutely invaluable to us. We greet them warmly and look forward to their contributions."

- ends -

ENQUIRIES

Cobham plc

Allan Cook, Chief Executive	+44 (0)1202 882020
Warren Tucker, Chief Financial Officer	+44 (0)1202 882020
Julian Wais, Director of Investor Relations	+44 (0)1202 857998
Julian Hellebrand, Group Director of Communications	+44 (0)1202 857651

Weber Shandwick Financial

Susan Ellis/Louise Robson	+44 (0)20 7067 0700

NOTES

1. **Cobham plc**is an international company engaged in the development, delivery and support of advanced aerospace and defence systems for land, sea and air platforms. The Company specialises in the provision of components, sub-systems and services that keep people safe, improve communications and enhance the performance of aerospace and defence platforms.

2. **SPARTA**provides world-class technical products and services to the defense, intelligence, and homeland security sectors of the federal government. Since the SPARTA's inception in 1979, it has successfully applied outstanding intellectual talent and expertise to help solve major national defense and intelligence challenges. SPARTA focuses on problems that require critical technical analysis, innovative engineering solutions, and expert acquisition support and has established a reputation for integrity, technical excellence, and customer satisfaction.

3. **Lieutenant General G. Thomas McInerney USAF (Ret.)**retired after 35 years of military service when Assistant Chief of Staff of the Air Force and Director of the Defense Performance Review and now has his own consulting firm, which introduces advanced technology into the publicsector. He has also been CEO of Business Executives for National Security, working to engage the business community in promoting a more efficient defence establishment and VP of Command of Control for Loral Defense Systems-Eagen.

4. **James L. Wolbarsht** is currently on the Naval Research Advisory Committee and the Advisory Group for the House Permanent Select Committee on Intelligence. He has served on the Missile Defense Advisory Committee and on the External Review Team at the US National Security Agency. He has been Managing Director for Bearing Point Inc. and Chief Information Officer and Chief Financial Officer of the Pension Benefit Guarantee Corporation and President of DEFCON.

5. **Vice Admiral William C. Bowes US Navy (Ret.)**retired after 14 years of military service when Principal Deputy Assistant Secretary of the Navy for Research, Development and Acquisition.
   He now works as a consultant on organisational and programme strategies for a number of aerospace and defence companies. He has also held senior management positions in business units of Northrop Grumman, Litton Industries, Raytheon and Hughes Aircraft Company.

Nothing in this press release should be construed as a profit forecast or be interpreted to mean that the future earnings per share of Cobham will necessarily be the same as, or greater than, the earnings per share for completed financial periods.

This document contains 'forward-looking statements' with respect to the financial condition, results of operations and business of Cobham and to certain of Cobham's plans and objectives with respect to these items.

Forward-looking statements are sometimes but not always identified by their use of a date in the future or such words as 'anticipates', 'aims', 'due', 'could', 'may', 'should', 'expects', 'believes', 'intends', 'plans', 'targets', 'goal', or 'estimates'. By their very nature, forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or will occur in the future.

There are various factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the economies, political situations and markets in which the Group operates; changes in government priorities due to programme reviews or revisions to strategic objectives; changes in the regulatory or competition frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; changes to or delays in programmes in which the Group is involved; the completion of acquisitions and divestitures and changes in exchange rates.

All written or verbal forward-looking statements, made in this document or made subsequently, which are attributable to Cobham or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Cobham does not intend to update these forward-looking statements.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Cobham PLC
TIDM	COB
Headline	Contract Win
Released	07:00 12-Jun-08
Number	5285W07

RNS Number : 5285W
Cobham PLC
12 June 2008

12 June 2008

COBHAM HELICOPER JOINT VENTURE SECURES CONTRACTS WORTH £55M

Cobham plc ('Cobham') announces that its Cobham Aviation Services joint venture, FB Heliservices (FBH), has secured two contracts for a total value of £55m with AgustaWestland and the UK MoD.

The contract with AgustaWestland is for training services in support of AgustaWestland overseas contracts and is based on extended Search and Rescue training at RAF Valley, but will also include Instrument Rating training and Simulator training at RAF Shawbury. The contract will require the acquisition of two AW139 and two A109 helicopters and will commence immediately, completing in 2012.

A new contract has been awarded by the UK MoD to extend the current operation providing three helicopters and associated engineering and logistics support to British Forces Cyprus and the Sovereign Base Areas Administration. The helicopters provide a wide range of services including Search and Rescue, Casualty/Medical Evacuation, Fire Fighting and Passenger/Troop/Freight Carriage and are also used to support overseas training exercises. The new contract will run to 2017 with three option years to 2020 and commences at the conclusion of the existing contract in 2010.

Allan Cook, Cobham's Chief Executive, commented:

"We are pleased to have been awarded these contracts, which will further underpin our business to 2017, expand the FB Heliservices' fleet of helicopters to 63 and enhance our Search and Rescue capabilities at a time when the Company is involved in competing for the 25 year SAR-H contract.'"

ENQUIRIES

Cobham plc

Allan Cook, Chief Executive	+44(0)1202 882020
Warren Tucker, Chief Financial Officer	+44(0)1202 882020
Julian Wais, Director of Investor Relations	+44(0)1202 857998
Julian Hellebrand, Group Director of Communications	+44(0)1202 857651

Weber Shandwick Financial

Susan Ellis/Louise Robson	+44(0)20 7067 0700

NOTES

Cobham's products and services have been at the heart of sophisticated military and civil systems for more than 70 years, keeping people safe, improving communications and enhancing the capability of land, sea, air and space platforms. The Company has four divisions employing more than 10,000 people on five continents, with customers and partners in over 100 countries, and annual revenues of more than £1bn.

Cobham Aviation Services operates more than 150 fixed and rotary wing aircraft around the world. It operates the largest civil maritime surveillance contract in the world, covering more than 37,000km of coastline, and trains all UK helicopter pilots for the Navy, Air Force and Army. The group provides modern battlespace air warfare training and essential flight inspection services for civil and military airports in the UK, Europe and beyond. It also specialises in the conversion and support of a wide range of civil and military platforms including the Nimrod MRA2, R1 and Sentry E3-D fleets, and operates a fleet of aircraft providing passenger and freight services.

FB Heliservices (FBH) is a joint venture between Bristow and aerospace and defence specialist, Cobham plc. FBH provides all the helicopters for the Defence Helicopter Flying School and trains more than 220 aircrew each year for the RAF, Royal Navy and Army in the UK, Belize and Brunei. It also provides a search and rescue capability in Cyprus and search and rescue training at RAF Valley in North Wales.

Bristow Helicopters is a part of the Bristow Group. The Bristow Group employs over 4,000 staff across the world and, with its affiliated companies, has a fleet of over 550 helicopters making the Group one of the largest providers of helicopter transportation services. Its mission is to provide the safest and most efficient helicopter transportation, maintenance,

search and rescue and aviation support to its customers around the world. Bristow is a leading provider of helicopter transportation services to the worldwide offshore oil and gas industry with major operations in the U.S. Gulf of Mexico and the North Sea. Bristow Helicopters also has operations in all of the other major offshore oil and gas producing regions of the world including Alaska, Australia, Brazil, China, Mexico, Nigeria, Russia and Trinidad.

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